

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2024

Stephen Brady
Chief Executive Officer
Tempest Therapeutics, Inc.
2000 Sierra Point Parkway, Suite 400
Brisbane, California, 94005

> **Re: Tempest Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 19, 2024**
> **File No. 333-280918**

Dear Stephen Brady:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Gorsky at 202-551-7836 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jaime Chase